                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         SHEFFIELD PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                   82123D 309
                                 (CUSIP Number)

                        ELAN INTERNATIONAL SERVICES, LTD.
                      ELAN PHARMACEUTICAL INVESTMENTS LTD.
                            c/o Brock Silverstein LLC
                          800 Third Avenue, 21st floor
                            New York, New York 10022
                                 (212) 371-2000
                        Attention: Scott Rosenblatt, Esq.
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 18, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /



                       (Continued on the following pages)

----------------------------------------           -----------------------------
         CUSIP No. 82123D 309               13D               Page 2
----------------------------------------           -----------------------------

-------- ------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON                    Elan International Services, Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
-------- ------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF                         (a) / /
         A GROUP                                                          (b) / /
-------- ------------------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS                             WC
-------- ------------------------------------------------------------------------------
   5
         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e) /  /
-------- ------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION        Bermuda
--------------------- --------- -------------------------------------------------------
  Number of Shares       7
                                SOLE VOTING POWER                   0
                      --------- -------------------------------------------------------
 Beneficially Owned      8
         by                     SHARED VOTING POWER                 15,675,878
                      --------- -------------------------------------------------------
   Each Reporting        9
                                SOLE DISPOSITIVE POWER              0
                      --------- -------------------------------------------------------
    Person With          10
                                SHARED DISPOSITIVE POWER            15,675,878
-------- ------------------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,675,878 shares
-------- ------------------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /
-------- ------------------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.8%
-------- ------------------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON                                      CO
-------- ------------------------------------------------------------------------------

----------------------------------------           -----------------------------
         CUSIP No. 82123D 309               13D               Page 3
----------------------------------------           -----------------------------

-------- ---------------------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON                              Elan Pharmaceutical Investments Ltd.


         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             N/A
-------- ---------------------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (a) /  /

                                                                                     (b) /  /
-------- ---------------------------------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS                                       WC
-------- ---------------------------------------------------------------------------------------------
   5
         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e) /  /
-------- ---------------------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION                  Bermuda
--------------------- --------- ----------------------------------------------------------------------
  Number of Shares       7
                                SOLE VOTING POWER                              0
                      --------- ----------------------------------------------------------------------
 Beneficially Owned      8
         by                     SHARED VOTING POWER                            15,675,878
                      --------- ----------------------------------------------------------------------
   Each Reporting        9
                                SOLE DISPOSITIVE POWER                         0
                      --------- ----------------------------------------------------------------------
    Person With          10
                                SHARED DISPOSITIVE POWER                       15,675,878
-------- ---------------------------------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,675,878 shares
-------- ---------------------------------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       /  /
-------- ---------------------------------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.8%
-------- ---------------------------------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON                                              CO
-------- ---------------------------------------------------------------------------------------------

----------------------------------------           -----------------------------
         CUSIP No. 82123D 309               13D               Page 4
----------------------------------------           -----------------------------

                This Amendment No. 1 amends and supplements the Statement on
Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on March 26, 1999 (the "Schedule 13D") by Elan International Services, Ltd. Capitalized terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

Item 1 is hereby amended in its entirety to read as follows:

                Common Stock, par value $0.01 per share (the "Common Stock") of Sheffield Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 425 South Woodsmill Road, Suite 270, St. Louis MO 63017-3441

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended in its entirety to read as follows:

                  This Form 13-D is filed, jointly, by Elan International Services, Ltd., a Bermuda exempted company ("EIS"), 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda and Elan Pharmaceutical Investments Ltd., a Bermuda exempted company ("EPIL"). EIS and EPIL are both wholly-owned subsidiaries of Elan Corporation, Plc, an Irish public limited company ("Elan"), with its principal offices located at Lincoln House, Lincoln Place, Dublin 2, Ireland. During the last five years, none of the persons named above in this
Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended in its entirety to read as follows:

         On June 30, 1998, pursuant to a Securities Purchase Agreement, by and between EIS and Sheffield Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), EIS acquired (a) 4,571,428 shares of Common Stock of the Issuer, (b) a warrant to acquire up to 990,000 shares of Common Stock at an exercise price of $2.00 per share (the "1998 Warrant"), and (c) 11,500 shares Series C Preferred Stock, par value $.01 per share, of the Issuer (collectively, the "1998 Securities"), for aggregate consideration of $17,500,000. The consideration for the 1998 Securities was provided by EIS's general corporate funds. In addition, the Issuer issued to EIS a convertible promissory note in an aggregate principal amount of $2,000,000 (the "Convertible Note"), which bears interest at prime plus 1%.

         On June 29, 1999, pursuant to an Asset Transfer Agreement between EIS and EPIL, EIS transferred the 1998 Securities to EPIL. The consideration for the 1998 Securities was provided by EPIL's general corporate funds. To the extent not assigned to EPIL, EIS remains a party to the agreements pursuant to which the 1998 Securities were purchased and has agreed to assist EPIL in the enforcement of the rights granted thereunder.

----------------------------------------           -----------------------------
         CUSIP No. 82123D 309               13D               Page 5
----------------------------------------           -----------------------------
         As of July 15, 1998, the Issuer's board of directors was expanded by one, and a designee of EIS was appointed to fill the vacancy thereby created. In addition, for as long as EIS, or its affiliates, owns 5% or more of the Issuer's Common Stock (on a fully diluted basis), EIS is entitled to appoint a nominee to the management slate of directors for all meetings at which directors may be elected.

         As of October 18, 1999, (i) the shares of Series C Preferred Stock held by EPIL, together with dividends thereon, are convertible into 8,904,965 shares of Common Stock and (ii) the outstanding principal and interest on the Convertible Note is convertible into 1,209,485 shares of Common Stock.

         On October 18, 1999, pursuant to a Securities Purchase Agreement, by and between EIS and the Issuer, EIS acquired (a) 12,015 shares of Series D Preferred Stock, par value $.01 per share, of the Issuer, (b) a warrant (the "1999 Warrant") to acquire up to 150,000 shares of Common Stock at an exercise price of $6.00 per share, and (c) 4,005 shares of Series F Preferred Stock, par value $.01 per share, of the Issuer (collectively, the "1999 Securities"), for aggregate consideration of $17,015,000. The shares of Series D Preferred Stock and the Series F Preferred Stock are convertible into shares of Common Stock at any time after October 18, 2001. The 1999 Warrant is exercisable at any time after October 18, 2001. The consideration for the 1999 Securities was provided by EIS's general corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended in its entirety to read as follows:

         EPIL acquired the 1998 Securities from EIS for investment purposes. In addition, in connection with the acquisition of the 1998 Securities, the Issuer and EIS caused to be formed a joint venture company, Systemic Pulmonary Delivery, Ltd., a Bermuda corporation ("Systemic"), owned 100% by the Issuer, which will receive research and development assistance from Elan. Systemic has been formed principally to develop and commercialize certain technology and other intellectual property licensed by the Issuer to Systemic.

         EIS acquired the 1999 Securities for investment purposes. In addition, in connection with the acquisition of the 1999 Securities, the Issuer and EIS caused to be formed a joint venture company, Sheffield Newco Ltd. ("Sheffield Newco"), a Bermuda corporation, of which the Issuer owns 100% of the common voting stock, and EIS owns 39.8%, and the Issuer owns 60.2%, of the non-voting convertible preferred stock of Sheffield Newco. Sheffield Newco has been formed principally to develop and commercialize certain technology and other intellectual property licensed by the Issuer and an affiliate of EIS to Sheffield Newco Ltd.

         Except as set forth above, neither EIS, EPIL nor Elan has a plan or proposal which relates to or would result in:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

----------------------------------------           -----------------------------
         CUSIP No. 82123D 309               13D               Page 7
----------------------------------------           -----------------------------
               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) Causing the Common Stock to cease to be authorized to be traded on the American Stock Exchange, Inc.;

               (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

               (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

         With respect to each of EIS and EPIL:

                  (a) 15,675,878 shares of Common Stock, representing 40.8% (assuming conversion of the Series C Preferred Stock, conversion of the Convertible Note and exercise of the 1998 Warrant and based upon 27,296,346 shares of the Common Stock outstanding pursuant to the Issuer's 10-Q filed with the Securities and Exchange Commission on August 13, 1999).

                  (b)  Sole power to vote: -0-
                       Shares shared power to vote: 15,675,878
                       Sole power to dispose:  -0-
                       Shares shared power to dispose: 15,675,878

                  (c)  None.

                  (d)  None.

                  (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

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         CUSIP No. 82123D 309               13D               Page 6
----------------------------------------           -----------------------------

Item 6 is hereby amended in its entirety to read as follows:

         Pursuant to the Securities Purchase Agreement, if Elan and Sheffield agree to provide additional funding to Sheffield Newco at any time during the first 36 months immediately after October 18, 1999, EIS may be required to purchase shares of the Series E Preferred Stock, par value $.01 per share, of the Issuer to provide the Issuer with funds to pay its portion of such additional funding; provided that such requirement to purchase is limited to shares of Series E Preferred stock with an aggregate liquidation value of up to $4,005,000. EIS shall not be required to purchase such shares of Series E Preferred Stock without the approval of the EIS designee on the Sheffield Newco Board of Directors. Such Series E Preferred Stock is convertible into shares of Common Stock on or after October 18, 2001.

         Pursuant to the Series C Certificate of Designations, EIS (as directed by EPIL) may require Sheffield to exchange, at any time, all of the outstanding shares of Series C Preferred Stock held by EPIL into 50% of the then outstanding capital stock of Systemic.

         Pursuant to the Subscription, Joint Development and Operating Agreement, EIS may, at its option and in accordance with the Certificate of Designations for the Series D, exchange with the Issuer in whole the originally issued shares of Series D Preferred Stock, for all shares of Sheffield Newco preferred stock issued by Sheffield Newco to the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among EIS or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities of the Company, finder's fees, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended in its entirety to read as follows:

     1. Purchase Agreement, dated June 30, 1998.*

     2. License and Development Agreement by and among Elan, Systemic and Issuer, dated June 30, 1998.*

     3. License and Development Agreement by and among the Issuer, Systemic and Elan, dated June 30, 1998.*

     4. License and Development Agreement by and among Systemic, Issuer, and Elan, dated June 30, 1998.*

     5. Securities Purchase Agreement, dated October 18, 1999, between EIS and the Issuer.**

     6. License Agreement, dated October 18, 1999 between Elan Pharma International Limited and Sheffield Newco Limited.**

----------------------------------------           -----------------------------
         CUSIP No. 82123D 309               13D               Page 8
----------------------------------------           -----------------------------

     7. Subscription, Joint Development and Operating Agreement, dated October 18, 1999, among Elan Pharma International Limited, Elan International Services, Ltd., Issuer and Sheffield Newco.**

     8. License Agreement, dated October 18, 1999, between Sheffield Pharmaceuticals and Sheffield Newco.**

     9. Joint Filing Agreement, dated November 4, 1999, by and among EIS and
        EPIL.


-------------------
*Incorporates by reference to the Issuer's Current Report on Form 8-K dated June 30, 1998 (Commission File No. 1-12584).
**Incorporates by reference to the Issuer's Current Report on Form 8-K dated October 22, 1999 (Commission File No. 1-12584).


                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  November 4, 1999

                                          ELAN INTERNATIONAL SERVICES, LTD.


                                          By: /S/ KEVIN INSLEY
                                              -----------------------------
                                              Name:  Kevin Insley
                                              Title:  Director


                                          ELAN PHARMACEUTICAL INVESTMENTS LTD.


                                          By: /s/ KEVIN INSLEY
                                              -----------------------------
                                              Name:  Kevin Insley
                                              Title: Vice President

                                                                EXHIBIT 9


                          JOINT FILING AGREEMENT

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Date: November 4, 1999
                                  ELAN INTERNATIONAL SERVICES, LTD.


                                  By: /s/ Kevin Insley
                                      ------------------------------
                                      Name:  Kevin Insley
                                      Title: Director

Date: November 4, 1999
                                  ELAN PHARMACEUTICAL INVESTMENTS LTD.


                                  By: /s/ Kevin Insley
                                     ---------------------------------
                                     Name:  Kevin Insley
                                     Title: Vice President